MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

April 13, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Joint Venture of Coal Canyon

Miranda Gold Corp. wishes to announce that it has signed the formal “Exploration Agreement With Option to Joint Venture” on its Coal Canyon project, Eureka County, Nevada, with Golden Aria Corp.

Miranda’s Coal Canyon property in the northern Simpson Park Range is comprised of a mining lease covering 64 lode mining claims that occupy a large percentage of the Windmill window. This geologic window exposes lower-plate carbonate rocks which are favorable for hosting disseminated gold mineralization similar to the nearby Cortez Hills (7.5 million ounces) and Pipeline deposits (12 million ounces). The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations. The Coal Canyon project is surrounded on three sides by claims controlled by Placer Dome or the Cortez Joint Venture.

Golden Aria has paid US $15,000 to Miranda upon signing of the Agreement and will issue 250,000 shares and will assume the payments on the underlying lease. In addition, Golden Aria may pay a total of $185,000 to Miranda over the four-year earn-in period. Golden Aria can earn a 60% interest in the Coal Canyon property by spending $1.0 million in exploration expenditures over four years, of which $50,000 is committed to be expended during the first year. Golden Aria may earn an additional 10% interest in the Coal Canyon project (for a total 70% interest) by completing a bankable feasibility study and maintaining a minimum annual expenditure of $200,000 after phase-I earn-in.

Miranda Gold Corp. is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. In addition to Golden Aria Corp., Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., and Agnico-Eagle (USA) Ltd.

For more information visit the Company’s web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.